82-2142

03 JUL -1 AM 7:21



BTRsec/RLS Admin/Letters/2003/0059

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


03024180

23 June 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 7/1



"emailalert@hemscott.co.uk" <emailalert
23/06/2003 13:23

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:6436M
Invensys PLC
23 June 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if it
is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf
of its affiliates, including Capital Research and Management
Company, Capital Guardian Trust Company, Capital International
SA, Capital International, Inc and Capital International
Limited. These holdings form part of funds managed on behalf of
investment clients.

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them

Capital Guardian Trust Company:

Bank of New York Nominees	131,200
Chase Nominees Limited	15,721,200
Nortrust Nominees	1,692,200
Midland Bank plc	865,300

Capital International Limited:

State Street Bank & Trust Co	1,097,500
Nortrust Nominees	13,201,609
Bank One London	567,600

Mellon Nominees (UK) Limited	633,000
KAS UK	140,400
Northern Trust AVFC	1,594,041
Mellon Bank NA	2,223,900
Deutsche Bank AG	3,771,600
State Street Nominees Limited	1,042,800
Citibank London	527,100
HSBC Bank plc	4,546,800
Bankers Trust	9,928,300
Midland Bank plc	1,281,000
Chase Nominees Limited	14,656,067
Northern Trust	9,112,436
Bank of New York Nominees	32,501,973
Morgan Guaranty	1,698,800
Capital International S.A.:	
Royal Bank of Scotland	507,000
Citibank NA	111,800
State Street Bank & Trust Co	261,200
Midland Bank Plc	49,000
Chase Nominees Limited	4,554,200
Lloyds Bank	158,200
Capital International, Inc.:	
HSBC Bank plc	133,300
Chase Manhattan Nominee Ltd	64,700
State Street Bank & Trust Co.	100,497
Citibank London	135,000
Chase Nominees Limited	11,603,800
Bank of New York Nominees	1,678,500
State Street Nominees Ltd	8,684,800
Nortrust Nominees	652,300
Citibank NA	1,069,900
Capital Research and Management Company:	
State Street Nominees Limited	8,664,300

Chase Nominees Limited 52,808,248

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

19 June 2003

11) Date company informed

20 June 2003

12) Total holding following this notification

208,171,571

13) Total percentage holding of issued class following this notification

5.95%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Jaime Tham, Senior Company Secretarial Assistant

Date of notification: 23 June 2003

END

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BTRsec/RLS Admin/Letters/2003/0057

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

23 June 2003

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning a Notification of Interests of Directors and Connected Persons.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing



"emailalert@hemscott.co.uk" <emailalert
20/06/2003 16:53

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:6111M
Invensys PLC
20 June 2003

INVENSYS PLC

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Invensys plc notifies that conditional awards in respect of 3,469,119 ordinary
shares of 25p each to Richard N Haythornthwaite and 2,102,497 ordinary shares of
25p each to Adrian N Hennah, directors of the Company, have been made on 20 June
2003 under the Invensys plc 1998 Senior Executive Long Term Incentive Plan.

Vesting of the awards is conditional upon a Performance Requirement (consisting
of a Total Shareholder Return condition and an underlying Performance condition)
to be applied over the three year period commencing on 20 June 2003 and subject
thereafter to a two year Retention Period.

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice
President, Group Marketing & Communications 020 78213538.

Name of Company official responsible for making notification: Jaime Tham, Senior
Company Secretarial Assistant.

Date of notification: 20 June 2003

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